DOMINI SOCIAL INVESTMENTS LLC

532 BROADWAY, 9TH FLOOR

NEW YORK, NY 10012-3939

November 20, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration
Domini Social Investment Trust
Post-effective Amendment No.39
File Nos. 33-29180 and 811-05823

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Domini Social Investment Trust, a Massachusetts business trust, hereby requests that the effective date of the above-captioned Post-Effective Amendment be accelerated so that the Post-Effective Amendment may become effective at 9:00 a.m., Eastern Time, on November 27, 2009, or as soon thereafter as practicable.

Please call the undersigned at (212) 217-1114 with any questions relating to the above-referenced filing.

Very truly yours,

/s/ Megan L. Dunphy
Megan L. Dunphy Mutual Fund Counsel